Faegre Drinker Biddle & Reath LLP

 320 South Canal Street, Suite 3300

Chicago, IL 60606

 (312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

October 7, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ray Be and Lauren Hamilton

Re: RiverNorth Flexible Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-260484; 811-23481); Response to Examiner Comments on N-2

Dear Mr. Be and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on August 19, 2022 and September 12, 2022, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	Given the compliance date of Rule 18f-4 effective August 19, 2022, and the related recission of Release 10666, also effective August 19, 2022, please provide an explanation of how the Fund will comply with Rule 18f-4 after the August 19, 2022 compliance date with respect to the Fund’s TOB transactions.

The Fund confirms that its TOB transactions will be treated as derivatives under Rule 18f-4.

2.	The lead-in paragraph to the Fee Table in the “Summary of Fund Expenses” section of the prospectus only reflects the leverage outstanding under the Pershing Facility and does not include the effective leverage of the Fund’s TOB transactions. Please update as needed and please also ensure the leverage noted in the lead-in paragraph is consistent with the Fee Table and corresponding footnotes.

The Fund confirms that the lead-in paragraph and the Fee Table have been updated to include the leverage effects of the Fund’s TOB transactions.

3.	The “Financial Highlights” section of the prospectus notes that the Fund’s annual report was filed on September 9, 2021. The report was filed on September 7, 2021, so please update accordingly.

The Fund confirms that the disclosure has been revised to reflect the filing date of the Fund's most recent annual report.

DISCLOSURE

1.	Please file an updated legal opinion of Faegre Drinker Biddle & Reath LLP removing the following sentence: “The opinion set forth above is expressed solely for the benefit of the addressee hereof in connection with the matters contemplated hereby and may not be relied upon by, or filed with, any other person or entity or for any other purpose without our prior written consent.” Please refer to Staff Legal Bulletin No. 19.

The Registrant confirms that an updated legal opinion of Faegre Drinker Biddle & Reath LLP will be filed with the Revised Registration Statement.

2.	Please review and revise the applicable disclosure relating to Rule 18f-4 as needed.

The Fund confirms that the applicable disclosure has been updated as needed.

3.	Please remove the following sentence in Footnote 7 on page 18: “Deducting the “Acquired fund fees and expenses” from the Annual Expenses table (because these expenses are not paid by the Fund directly) results in Fund Total annual expenses (levered) of 2.39% and Fund Total annual expenses (unlevered) of 1.42%.”

The Fund confirms that the requested sentence has been deleted in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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